SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 May 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Headline dated 1st Quarter Results 2008

99.1

7 May 2008

InterContinental Hotels Group PLC

First Quarter Results to 31 March 2008

Headlines
o	5,267 net rooms added in the quarter. System size up 6% year on year, taking the total to 590,361 rooms (3,983 hotels).
o	Global constant currency RevPAR growth of 3.5%; impacted by Easter timing.
o	Total gross revenue* from all hotels in IHG’s system of £2.2bn, up 10% at constant currency.
o

Continuing revenue up 15% from £196m to £226m, up 14% at constant currency. Excluding £7m liquidated damages relating to one Americas development project leaving the pipeline, continuing revenues up 10% at constant currency.

o	Continuing operating profit up 38% from £45m to £62m, up 40% at constant currency. Excluding £7m liquidated damages, continuing operating profit up 24% at constant currency.
o	Adjusted continuing earnings per share (“EPS”) up 47% to 11.6p. Adjusted total EPS of 12.0p. Basic total EPS of 10.6p.
o	19,678 rooms signed, taking the pipeline to 231,553 rooms (1,720 hotels), equal to 39% of IHG’s existing system size.

*See appendix 5 for definition. All figures and movements unless otherwise noted are at actual exchange rates and before exceptional items. See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4.

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“IHG delivered a good performance in the first quarter of 2008. Growth in revenue per available room (RevPAR) of 3.5% was solid given the adverse impact of the timing of Easter. We increased the number of rooms in our system by over 5,200, more than twice the increase in the first quarter of 2007. We signed over 150 hotels into our development pipeline which now stands at over 1,700 hotels, giving good visibility on future openings.

“We continue to focus on strengthening our brands. The response from our owner community to the Holiday Inn relaunch has been very encouraging and we now have 21 hotels operating with some or all of the elements of the new brand standards and identity ahead of our full roll out which begins in the summer.

“Even in a less certain economic environment our broad market coverage, record pipeline, strong brands and resilient fee based business model position us well for continued growth.”

Rooms – strong signings and openings
o

In the quarter 19,678 rooms were signed. The growth of the InterContinental brand continued with five hotels signed, including three in the Americas, taking the total pipeline of hotels to 62. IHG signed its first Hotel Indigo outside the US in London which is due to open in Paddington in the third quarter, and its second Staybridge Suites hotel in the Middle East. This takes the pipeline of Staybridge Suites hotels outside the Americas region to 10. The first Staybridge Suites hotel in the UK will open in June in Liverpool.

o	11,113 rooms were added to the system and 5,846 rooms were removed, in line with our strategy of driving quality growth, giving net room additions of 5,267.
o	The pipeline now stands at 1,720 hotels (231,553 rooms). The pipeline of Holiday Inn brand family hotels increased by 23 and now stands at 1,100 hotels (129,232 rooms).

Americas: solid performance

Revenue performance

RevPAR increased 2.3%, driven by rate, with RevPAR growth of 4.6% in the first two months of the year and a 1.2% decline in March due to the timing of Easter. Continuing revenue grew 14% from $201m to $230m, driven by 11% growth in revenues from owned and leased hotels and 16% growth in managed and franchised revenues. Excluding the impact of $13m liquidated damages, continuing revenues grew 8%.

Operating profit performance

Operating profit from continuing operations increased 20% to $112m. Excluding the impact of $13m liquidated damages, continuing operating profit grew 6%. Continuing owned and leased hotel profit increased by $3m to $7m driven by ongoing improvement in trading at the InterContinental Boston, which opened in November 2006 and 10% RevPAR growth at the InterContinental New York. Managed hotel profit increased $12m to $23m including the liquidated damages, and franchised hotel profit increased $4m to $97m.

EMEA: strong performance in the Middle East

Revenue performance

RevPAR increased 5.9%, driven by rate, with RevPAR growth of 9.1% in the first two months and 0.8% in March. The Middle East continued to perform strongly, growing RevPAR by 20.2%. Continental Europe grew RevPAR by 5.7%, including a 12.3% increase in France. In the UK, Holiday Inn and Holiday Inn Express outperformed their market segment recording RevPAR growth of 1.5%. Continuing revenues increased 18% driven by 29% growth in managed and franchised revenues.

Operating profit performance

Operating profit from continuing operations increased £8m to £15m. The contribution from continuing owned and leased hotels increased by £4m to £2m, driven by RevPAR growth of 11.9% at the InterContinental Paris Le Grand and continued improvement in trading at the InterContinental London Park Lane following the completion of its refurbishment in June 2007. Managed hotel profit increased by 38% from £8m to £11m reflecting the increase in number of hotels under management and strong growth in the Middle East. Franchised hotel profit increased from £6m to £7m reflecting 3.8% RevPAR growth and 9.1% net rooms growth.

Asia Pacific: further growth across all brands

Revenue performance

RevPAR increased 5.1%, driven by rate, with RevPAR growth of 6.1% in the first two months and 3.4% in March. InterContinental and Holiday Inn brand performance were strongest with 7.3% and 9.4% RevPAR growth respectively. Greater China RevPAR increased 3.2%, driven by both occupancy and rate growth. Continuing revenues increased 16% to $72m.

Operating profit performance

Operating profit from continuing operations increased 31% to $17m. Owned and leased hotel operating profit increased $2m to $10m driven by RevPAR growth of 9.2% at the InterContinental Hong Kong after completion of its rolling refurbishment at the end of 2007. Managed hotel profit increased $5m to $14m driven by the contribution from the increasing number of hotels under IHG management in the region.

Overheads, Tax and Exceptional items

In the first quarter aggregated regional overheads increased £1m to £17m and central costs increased £1m to £18m.

Based on the position at the end of the quarter the tax charge on profit from continuing and discontinued operations, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 29% (Q1 2007: 28%). As previously disclosed, the effective tax rate in 2008 is expected to be in the mid to high 20s and then will trend upwards over time.

As previously announced IHG will make a non-recurring revenue investment of £30m to accelerate implementation of the global relaunch of the Holiday Inn brands, which will be treated as an exceptional item. £3m has been charged in the period.

Disposals and returns of funds

IHG’s net debt at the period end was £845m, including the $200m (£101m) finance lease on the InterContinental Boston.

1.6m shares were repurchased under IHG’s buyback programme during the first quarter, at a cost of £13m, leaving £87m of the current buyback programme to be completed.

After the period end, IHG sold its 17% interest in the Crowne Plaza Amsterdam City Centre for €18m (£14m) including a €6m (£5m) agreed settlement for the previous management contract and €2m (£1m) repayment of existing loans. IHG will continue to manage the hotel under a new 40 year management contract including renewals.

Appendix 1: Asset disposal programme

	Number of hotels	Proceeds	Net book value
Disposed since April 2003	181	£3.0bn	£2.9bn
Remaining hotels	18		£0.9bn

For a full list please visit www.ihg.com/Investors

Appendix 2: Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	7,456	2,434	1,223	11,113
Removals	(4,536)	(636)	(674)	(5,846)
Net room additions	2,920	1,798	549	5,267
Signings	15,060	1,659	2,959	19,678

Appendix 3: Financial headlines

Three months to 31 Mar £m	Total		Americas		EMEA		Asia Pacific		Central
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Franchised operating profit	57	55	49	48	7	6	1	1
Managed operating profit	29	19	11	6	11	8	7	5
Continuing owned and leased operating profit	11	4	4	2	2	(2)	5	4
Regional overheads	(17)	(16)	(8)	(8)	(5)	(5)	(4)	(3)
Continuing operating profit pre central overheads	80	62	56	48	15	7	9	7
Central overheads	(18)	(17)	-	-	-	-	-	-	(18)	(17)
Continuing operating profit	62	45	56	48	15	7	9	7	(18)	(17)
Discontinued owned and leased operating profit	2	1	2	1	-	-	-	-
Total operating profit	64	46	58	49	15	7	9	7	(18)	(17)

Appendix 4: Constant currency continuing operating profits before exceptional items

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	17%	19%	114%	114%	29%	29%	38%	40%

Exchange rates	USD:GBP	EUR:GBP
Q1 2008	1.98	1.32
Q1 2007	1.95	1.49

* Sterling actual currency.

** Translated at constant 2007 exchange rates.

*** After Central Overheads.

Appendix 5: Definition of total gross revenue

Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon; Claire Williams):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

UK Q&A Conference Call:

A conference call with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30 am (London time) on 7 May. There will be an opportunity to ask questions.

International dial-in:	+44 (0)1452 556 518
UK Free Call:	0800 694 8084
Conference ID:	43988921

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 43988921#

International dial-in:	+44 (0)1452 55 00 00
UK Free Call:	0845 245 5205

US Q&A conference call:

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 7 May with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in:	+44 (0)1452 556 518
US Toll Free:	1866 966 4782
Conference ID:	43989314

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 43989314#

International dial-in:	+44 (0)1452 55 00 00
US Toll Free:	1866 247 4222

Website:

The full release and supplementary data will be available on our website from 7.00 am (London time) on Wednesday 7 May The web address is www.ihg.com/Q1

Notes to Editors:

InterContinental Hotels Group PLC (IHG) of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is one of the world's largest hotel groups by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,980 hotels and more than 590,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® , Staybridge Suites® , Candlewood Suites® and Hotel Indigo® , and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 37 million members worldwide.

The company pioneered the travel industry’s first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG’s global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com . For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

InterContinental Hotels Group PLC

GROUP INCOME STATEMENT

For the three months ended 31 March 2008

	3 months ended 31 March 2008			3 months ended 31 March 2007
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue (note 3)	226	-	226	196	-	196
Cost of sales	(104)	-	(104)	(98)	-	(98)
Administrative expenses	(47)	(4)	(51)	(40)	-	(40)
Other operating income and expenses	1	-	1	1	16	17
	____	____	____	____	____	____
	76	(4)	72	59	16	75
Depreciation and amortisation	(14)	(1)	(15)	(14)	-	(14)
	_____	_____	____	_____	_____	____

Operating profit (note 4)	62	(5)	57	45	16	61
Financial income	2	-	2	3	-	3
Financial expenses	(17)	-	(17)	(8)	-	(8)
	____	____	____	____	____	____

Profit before tax	47	(5)	42	40	16	56

Tax (note 9)	(13)	1	(12)	(12)	2	(10)
	____	____	____	____	____	____

Profit for the period from continuing operations	34	(4)	30	28	18	46

Profit for the period from discontinued operations (note 10)	1	-	1	1	-	1
	____	____	____	____	____	____
Profit for the period attributable to the equity holders of the parent	35	(4)	31	29	18	47
	====	====	====	====	====	====
Earnings per ordinary share (note 11):
Continuing operations:
Basic			10.3p			13.0p
Diluted			10.2p			12.6p
Adjusted	11.6p			7.9p
Adjusted diluted	11.5p			7.7p
Total operations:
Basic			10.6p			13.3p
Diluted			10.5p			12.9p
Adjusted	12.0p			8.2p
Adjusted diluted	11.9p			7.9p
	====		====	====		====

InterContinental Hotels Group PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the three months ended 31 March 2008

	2008 3 months ended 31 March £m	2007 3 months ended 31 March £m

Income and expense recognised directly in equity
Gains/(losses) on valuation of available-for-sale assets	3	(4)
Actuarial (losses)/gains on defined benefit pension plans	(4)	11
Exchange differences on retranslation of foreign operations	10	1
	____	____
	9	8
	____	____
Transfers to the income statement
On disposal of available-for-sale assets	-	(4)
	____	____
	-	(4)
	____	____
Tax
Tax on items above taken directly to or transferred from equity	2	-
Tax related to share schemes recognised directly in equity	(2)	3
	____	____
	-	3
	____	____

Net income recognised directly in equity	9	7

Profit for the period	31	47
	____	____
Total recognised income and expense for the period attributable to the equity holders of the parent	40	54
	====	====

InterContinental Hotels Group PLC

GROUP CASH FLOW STATEMENT

For the three months ended 31 March 2008

	2008 3 months ended 31 March	2007 3 months ended 31 March
	£m	£m

Profit for the period	31	47
Adjustments for:
Net financial expenses	15	5
Income tax charge	13	10
Exceptional operating items before depreciation	4	(16)
Depreciation and amortisation	15	15
Equity settled share-based cost, net of payments	1	(1)
	_____	_____
Operating cash flow before movements in working capital	79	60
Increase in net working capital	(27)	(25)
Retirement benefit contributions, net of cost	(11)	(10)
Cash flows relating to exceptional operating items	(3)	-
	_____	_____
Cash flow from operations	38	25
Interest paid	(16)	(6)
Interest received	2	4
Tax paid	(3)	(2)
	_____	_____
Net cash from operating activities	21	21
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(9)	(18)
Purchase of intangible assets	(5)	(3)
Purchases of associates and other financial assets	-	(9)
Disposal of assets, net of costs	-	(5)
Proceeds from associates and other financial assets	4	22
	_____	_____
Net cash from investing activities	(10)	(13)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	1	3
Purchase of own shares	(13)	(25)
Purchase of own shares by employee share trusts	-	(43)
Proceeds on release of own shares by employee share trusts	-	1
Increase in borrowings	38	55
	_____	_____
Net cash from financing activities	26	(9)
	_____	_____

Net movement in cash and cash equivalents in the period	37	(1)
Cash and cash equivalents at beginning of the period	52	179
Exchange rate effects	-	-
	_____	_____
Cash and cash equivalents at end of the period	89	178
	=====	=====

InterContinental Hotels Group PLC

GROUP BALANCE SHEET

31 March 2008

	2008 31 March	2007 31 March	2007 31 December
	£m	£m	£m
ASSETS
Property, plant and equipment	983	950	962
Goodwill	113	110	110
Intangible assets	173	161	167
Investment in associates	34	32	33
Retirement benefit assets	43	-	32
Other financial assets	86	100	93
	_____	_____	_____
Total non-current assets	1,432	1,353	1,397
	_____	_____	_____
Inventories	3	3	3
Trade and other receivables	253	248	235
Current tax receivable	48	12	54
Cash and cash equivalents	89	178	52
Other financial assets	18	7	9
	_____	_____	_____
Total current assets	411	448	353

Non-current assets classified as held for sale	58	92	57
	______	______	______
Total assets	1,901	1,893	1,807
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(8)	(5)	(8)
Trade and other payables	(381)	(381)	(390)
Current tax payable	(219)	(224)	(212)
	_____	_____	_____
Total current liabilities	(608)	(610)	(610)
	_____	_____	_____
Loans and other borrowings	(926)	(365)	(869)
Retirement benefit obligations	(60)	(50)	(55)
Trade and other payables	(141)	(111)	(139)
Deferred tax payable	(85)	(77)	(82)
	_____	_____	_____
Total non-current liabilities	(1,212)	(603)	(1,145)

Liabilities classified as held for sale	(3)	(5)	(3)
	_____	_____	_____
Total liabilities	(1,823)	(1,218)	(1,758)
	=====	=====	=====
Net assets (note 14)	78	675	49
	=====	=====	=====
EQUITY
Equity share capital	82	69	81
Capital redemption reserve	5	4	5
Shares held by employee share trusts	(15)	(40)	(41)
Other reserves	(1,528)	(1,528)	(1,528)
Unrealised gains and losses reserve	22	19	19
Currency translation reserve	17	(3)	6
Retained earnings	1,492	2,146	1,504
	______	______	______
IHG shareholders’ equity (note 15)	75	667	46
Minority equity interest	3	8	3
	______	______	______
Total equity	78	675	49
	=====	=====	=====

InterContinental Hotels Group plc

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ using, on a consistent basis, the accounting policies set out in the 2007 InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2007 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the three months ended 31 March is £1= $1.98 (2007 3 months, £1 = $1.95). In the case of the euro, the translation rate for the three months ended 31 March is £1 = €1.32 (2007 3 months, £1 = €1.49).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.99 (2007 31 March £1 = $1.96; 31 December £1 = $2.01). In the case of the euro, the translation rate is £1 = €1.26 (2007 31 March £1 = €1.47; 31 December £1= €1.36).

3.	Revenue
		2008 3 months ended 31 March	2007 3 months ended 31 March
		£m	£m
	Continuing operations
	Americas (note 5)	116	102
	EMEA (note 6)	58	49
	Asia Pacific (note 7)	36	32
	Central	16	13
		____	____
		226	196

	Discontinued operations (note 10)	5	10
		____	____
		231	206
		====	====

4.	Operating profit
		2008 3 months ended 31 March	2007 3 months ended 31 March
		£m	£m
	Continuing operations
	Americas (note 5)	56	48
	EMEA (note 6)	15	7
	Asia Pacific (note 7)	9	7
	Central	(18)	(17)
		____	____
		62	45
	Exceptional operating items (note 8)	(5)	16
		____	___
		57	61
	Discontinued operations (note 10)	2	1
		____	___
		59	62
		====	===

5.	Americas
		2008 3 months ended 31 March	2007 3 months ended 31 March
		$m	$m
	Revenue
	Owned & leased	63	57
	Managed	53	38
	Franchised	114	106
		____	____
	Continuing operations	230	201
	Discontinued operations – Owned & leased	11	17
		____	____
	Total $m	241	218
		====	====
	Sterling equivalent £m
	Continuing operations	116	102
	Discontinued operations	5	9
		____	____
		121	111
		====	====

	Operating profit
	Owned & leased	7	4
	Managed	23	11
	Franchised	97	93
	Regional overheads	(15)	(15)
		____	____
	Continuing operations	112	93
	Discontinued operations – Owned & leased	3	2
		____	____
	Total $m	115	95
		====	====
	Sterling equivalent £m
	Continuing operations	56	48
	Discontinued operations	2	1
		____	____
		58	49
		====	====

6.	EMEA
		2008 3 months ended 31 March	2007 3 months ended 31 March
		£m	£m
	Revenue
	Owned & leased	27	25
	Managed	20	16
	Franchised	11	8
		____	____
	Continuing operations	58	49
	Discontinued operations – Owned & leased	-	1
		____	____
	Total	58	50
		====	====
	Operating profit
	Owned & leased	2	(2)
	Managed	11	8
	Franchised	7	6
	Regional overheads	(5)	(5)
		____	____
	Total – continuing operations	15	7
		====	====

7.	Asia Pacific
		2008 3 months ended 31 March	2007 3 months ended 31 March
		$m	$m
	Revenue
	Owned & leased	40	36
	Managed	28	22
	Franchised	4	4
		____	____
	Total $m	72	62
		====	====
	Sterling equivalent £m	36	32
		====	====
	Operating profit
	Owned & leased	10	8
	Managed	14	9
	Franchised	2	2
	Regional overheads	(9)	(6)
		____	____
	Total $m	17	13
		====	====
	Sterling equivalent £m	9	7
		====	====

	All results relate to continuing operations.

8.	Exceptional items
		2008 3 months ended 31 March	2007 3 months ended 31 March
		£m	£m
	Exceptional operating items
	Gain on sale of associate investment	-	11
	Gain on sale of other financial assets	-	5
	Office reorganisations (a)	(2)	-
	Holiday Inn brand relaunch (b)	(3)	-
		____	____
		(5)	16
		====	====
	Tax
	Tax on exceptional operating items	1	2
		====	====

All exceptional items relate to continuing operations.
a)	Relates to further costs incurred on the relocation of the Group’s head office and the closure of its Aylesbury facility.
b)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.

9.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 8), has been calculated using an estimated effective annual tax rate of 29% (2007 28%), analysed as follows.

	3 months ended 31 March 2008			3 months ended 31 March 2007
	Profit	Tax	Tax	Profit	Tax	Tax
	£m	£m	rate	£m	£m	rate
Before exceptional items:
Continuing operations	47	(13)		40	(12)
Discontinued operations	2	(1)		1	-
	____	____		____	____
	49	(14)	29%	41	(12)	28%
Exceptional items:
Continuing operations	(5)	1		16	2
	____	____		____	____
	44	(13)		57	(10)
	====	====		====	====
Analysed as:
UK tax		(2)			(4)
Foreign tax		(11)			(6)
		____			____
		(13)			(10)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 35% (2007 34%). Prior year items have been treated as relating wholly to continuing operations.

10.	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG’s strategy of growing its managed and franchised business whilst reducing asset ownership.

	The results of discontinued operations which have been included in the consolidated income statement, are as follows:
		2008 3 months ended 31 March	2007 3 months ended 31 March
		£m	£m

	Revenue	5	10
	Cost of sales	(3)	(8)
		____	____
		2	2
	Depreciation and amortisation	-	(1)
		____	____
	Operating profit	2	1
	Tax	(1)	-
		____	____

	Profit for the period from discontinued operations	1	1
		====	====
		2008 3 months ended 31 March pence per share	2007 3 months ended 31 March pence per share

	Earnings per share from discontinued operations
	Basic	0.3	0.3
	Diluted	0.3	0.3
		====	====

	The effect of discontinued operations on segment results is disclosed in notes 5 and 6.

11.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

		2008		2007
	3 months ended 31 March		3 months ended 31 March
	Continuing operations	Total	Continuing operations	Total

Basic earnings per share
Profit available for equity holders (£m)	30	31	46	47
Basic weighted average number of ordinary shares (millions)	292	292	354	354
Basic earnings per share (pence)	10.3	10.6	13.0	13.3
	====	=====	====	=====

Diluted earnings per share
Profit available for equity holders (£m)	30	31	46	47
Diluted weighted average number of ordinary shares (millions) (see below)	295	295	365	365
Diluted earnings per share (pence)	10.2	10.5	12.6	12.9
	====	=====	===	===
Adjusted earnings per share
Profit available for equity holders (£m)	30	31	46	47
Less adjusting items (note 8):
Exceptional operating items (£m)	5	5	(16)	(16)
Tax (£m)	(1)	(1)	(2)	(2)
	____	____	____	____
Adjusted earnings (£m)	34	35	28	29
Basic weighted average number of ordinary shares (millions)	292	292	354	354
Adjusted earnings per share (pence)	11.6	12.0	7.9	8.2
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	295	295	365	365
Adjusted diluted earnings per share (pence)	11.5	11.9	7.7	7.9
	====	====	====	====

	2008 3 months ended 31 March millions	2007 3 months ended 31 March millions

Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares	292	354
Dilutive potential ordinary shares – employee share options	3	11
	____	____
	295	365
	====	====

12.	Net debt
		2008 31 March	2007 31 March	2007 31 December
		£m	£m	£m

	Cash and cash equivalents	89	178	52
	Loans and other borrowings – current	(8)	(5)	(8)
	Loans and other borrowings – non-current	(926)	(365)	(869)
		____	____	____
	Net debt	(845)	(192)	(825)
		====	====	====
	Finance lease liability included above	(101)	(99)	(100)
		====	====	====

13.	Movement in net debt
		2008 3 months ended 31 March	2007 3 months ended 31 March	2007 12 months ended 31 December
		£m	£m	£m

	Net increase/(decrease) in cash and cash equivalents	37	(1)	(131)
	Add back cash flows in respect of other components of net debt:
	Increase in borrowings	(38)	(55)	(553)
		____	____	____
	Increase in net debt arising from cash flows	(1)	(56)	(684)

	Non-cash movements:
	Finance lease liability	(2)	(2)	(9)
	Exchange and other adjustments	(17)	-	2
		____	____	____
	Increase in net debt	(20)	(58)	(691)
	Net debt at beginning of the period	(825)	(134)	(134)
		____	____	____
	Net debt at end of the period	(845)	(192)	(825)
		====	====	====

14.	Net assets
		2008 31 March	2007 31 March	2007 31 December
		£m	£m	£m

	Americas	402	427	388
	EMEA	420	375	376
	Asia Pacific	274	283	267
	Central	83	71	83
		____	____	____
		1,179	1,156	1,114

	Net debt	(845)	(192)	(825)
	Unallocated assets and liabilities	(256)	(289)	(240)
		____	____	____
		78	675	49
		====	====	====

15.	Statement of changes in IHG shareholders’ equity
		2008 3 months ended 31 March	2007 3 months ended 31 March	2007 12 months ended 31 December
		£m	£m	£m

	At beginning of period	46	678	678

	Total recognised income and expense for the period	40	54	240
	Equity dividends paid	-	-	(773)
	Issue of ordinary shares	1	3	16
	Purchase of own shares	(13)	(25)	(81)
	Movement in shares in employee share trusts	(6)	(47)	(64)
	Equity settled share-based cost	7	4	30
		____	____	____
	At end of the period	75	667	46
		====	====	====

The proposed final dividend of 14.9 pence per share for the year ended 31 December 2007 is not recognised in these accounts as it remains subject to approval at the Annual General Meeting to be held on 30 May 2008. If approved, the dividend will be paid on 6 June 2008 to shareholders who were registered on 28 March 2008 at an expected total cost of £44m.

16.	Capital commitments and contingencies

At 31 March 2008 amounts contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was £9m (2007 31 December £10m; 31 March £23m).

At 31 March 2008 the Group had contingent liabilities of £10m (2007 31 December £5m; 31 March £5m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £110m (2007 31 December £121m; 31 March £113m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financials statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

17.

Other commitments

In March and June 2007, the Company made the first two payments of £10m under the agreement to make special pension contributions of £40m to the UK pension plan. A further payment of £10m was made on 31 January 2008 and the final £10m is scheduled for payment in 2009.

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non recurring revenue investment of £30m which will be charged to the income statement as an exceptional item during 2008, of which £3m has been charged in the first quarter.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three months ended 31 March 2008 which comprises the Group income statement, Group statement of recognised income and expense, Group cash flow statement, Group balance sheet and the related notes 1 to 17. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three months ended 31 March 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

6 May 2008

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	7 May 2008